Exhibit 99.1

Westport Reports Second Quarter Fiscal 2011 Financial Results

~ Second Quarter Revenues Increase 80% Year-Over-Year; Westport Increases Revenue Outlook for Calendar 2011 ~

VANCOUVER, Nov. 1, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines, today reported financial results for the second quarter fiscal 2011 ended September 30, 2011 (FY2011) and provided an update on operations. Please note that the Company has changed its year-end from March 31 to December 31 to align the year ends of all the consolidated operating companies to the calendar year as stated in Westport's press release dated June 8, 2011. All figures are in U.S. dollars unless otherwise stated.

"Westport posted a record quarter with revenue of $81 million, an increase of 80% over the same period last year," said David Demers, CEO of Westport Innovations. "With strong growth in all areas of our business, we now expect consolidated revenue for the year to reach between $240 and $250 million, representing growth of approximately 70% over calendar 2010."

"A few years from now, we expect that, looking back, 2011 will be seen as the tipping point for the use of natural gas as a transportation fuel. We are working with 3 of the top 4 heavy-duty engine manufacturers around the world, and more than 60 OEMs; our LD business works with 7 of the top 10 automotive OEMs. This quarter, we announced a co-marketing agreement with Shell, the largest and most sophisticated liquefied natural gas (LNG) production company in the world, that would improve the economic case for acquiring LNG vehicles along with the infrastructure, providing a complete, cost-effective solution for fleet owners who want to unlock the savings, price stability, and environmental performance advantages of LNG."

Second Quarter Financial and Business Highlights

•	Reported consolidated revenues of $81.0 million for the quarter ended September 30, 2011 compared to $44.9 million for the same period last year, an increase of 80%.

•	Reported consolidated revenues of $164.0 million for the nine months ended September 30, 2011 compared to $104.9 million for the same period last year, an increase of 56%.

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Reported net loss of $13.2 million ($0.27 loss per share) for the quarter ended September 30, 2011 compared to a net loss of $6.2 million ($0.16 loss per share) for the same period last year. Adjusted EBITDA losses for the three months ended September 30, 2011 and 2010 were $5.4 million and $40,000, respectively.

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Reported net loss of $45.7 million ($0.96 loss per share) for the nine months ended September 30, 2011 compared to a net loss of $26.0 million ($0.66 loss per share) for the same period last year. Adjusted EBITDA losses for the nine months ended September 30, 2011 and 2010 were $21.9 million and $11.9 million, respectively.

•	Reported cash and short-term investments balance as at September 30, 2011 of $105.6 million compared to $162.4 million as at June 30, 2011.

•	Launched a co-marketing program with Shell to develop North American market for liquefied natural gas vehicles (LNGVs) and fuels.

•	Acquired AFV Sweden AB (of Gothenburg, Sweden, the sole supplier of natural gas fuel systems to Volvo Car Company (VCC), for approximately SEK 51 million (approximately US$7.6 million).

•	Westport LD announced the new natural gas Westport WiNG™ Power System to be available in the popular Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers.

•	Raised CDN$36 million through the issuance of debentures offered by Macquarie Private Wealth Inc., on a private placement basis to replace previously issued debentures that matured in July 2011.

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Philip G. Hill, principal inventor of Westport's founding technology using clean-burning natural gas in diesel engines, won the 2011 $100,000 Encana Principal Award granted by the Ernest C. Manning Awards Foundation.

Economic Outlook

For the calendar year ended December 31, 2010, Westport reported consolidated revenue of $144.4 million. Westport is revising its revenue outlook for the calendar year ending December 31, 2011 and increasing the Company's expected revenue growth to approximately 70% year-over-year, with consolidated revenue expected to be between $240 and $250 million.

Second Quarter Fiscal Year 2011 Financial Results

Westport's consolidated revenues for the three months ended September 30, 2011 were $81.0 million, an increase of $36.1 million, or 80.4%, from $44.9 million in the same period last year. CWI revenue for the quarter was $49.2 million on 1,625 units as compared to $30.9 million on 1,096 units for the quarter ended September 30, 2010. Westport LD contributed $25.7 million in revenue for the quarter ended September 30, 2011, compared to $8.4 million in the prior year period. Westport HD product revenue for the three months ended September 30, 2011 was $5.3 million with 85 HD Systems shipped, compared to $1.0 million in the comparative quarter with 19 HD Systems shipped.

Westport's development program with Volvo remains on track. During the quarter ended September 30, 2011, $3.3 million in costs related to the Company's efforts under the Volvo development agreements were recorded as research and development expenses, of which $0.4 million was reimbursed and recorded as service revenue. Net of reimbursement, Westport recorded $2.9 million in research and development expenses related to the Volvo program. The rest of the expenses will be reimbursable on completion of the next milestone, which is currently scheduled for the quarter ended December 31, 2011.

Gross margin for the three months ended September 30, 2011 was $25.8 million, or 32.0% of total revenue, compared to $17.8 million, or 39.7% of total revenue, in the prior year period. CWI gross margin and gross margin percentage for the quarter ended September 30, 2011 increased to $20.7 million and 42.2%, respectively, from $12.9 million and 41.7%, respectively, in the prior year period, due primarily to reduction in warranty accrual rates and improved product reliability. Westport HD gross margin (not including service revenue) and gross margin percentage for the quarter ended September 30, 2011 was negative $0.6 million and negative 9.7%, respectively, compared to negative $1.3 million and negative 81.0%, respectively, in the prior year period. Westport HD's gross margin was negatively impacted by extended customer benefits including extended warranty, and the Company's supply chain transition to new, lower cost manufacturers, which the lower components cost is included in current product pricing. Westport expects margins on its Westport HD Systems to improve with new orders and deliveries in 2012 as warranty experience improves, lower cost components are procured and installed in Westport HD Systems, and reduction of overhead allocation to each HD System as unit volumes increase. The negative margin in the quarter ended September 30, 2010 is primarily due to campaign costs of $1.2 million in the prior year period to help improve product reliability in the early adopter customer base of in-service vehicles. Westport LD recorded a gross margin and gross margin percentage of $5.3 million and 20.6%, respectively, compared to $2.1 million and 25.4%, respectively. Westport LD gross margin and gross margin percentage were negatively impacted by the step up of Emer's inventory when allocating the purchase price to the assets acquired and assumed liabilities. The step up in inventory increased cost of goods sold by $2.8 million.  Taking this into consideration, Westport LD gross margin and gross margin percentage would have been $8.1 million and 31.4%, respectively.

For the three months ended September 30, 2011, operating expenses (research and development, general and administrative and sales and marketing) were $28.5 million compared to $16.7 million in the prior year period. This increase was driven primarily by:

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An increase in Westport LD operating expenses by $5.8 million, of which $3.2 million is from consolidation of Emer operating costs; $2.1 million is for research and development activity related to expansion of product offerings to light-duty automotive OEMs; and the rest is attributed to OEM and market development initiatives.

•	An increase in research and development expenses related to the Volvo development program by $3.1 million due to the ramp up of program related activities.

•	An increase in CWI operating expenses by $1.4 million related primarily to an increase in policy expense, offset by lower research and development costs by $0.2 million.

•	An increase in Westport HD operating expenses by $1.2 million, primarily due to increased headcount to support this growing business, offset by lower research and development costs by $0.4 million.

For the three months ended September 30, 2011, Westport recorded $0.4 million income from its 35% interest in Weichai Westport Inc. (WWI), compared to $0.5 million for the quarter ended September 30, 2010. Although not consolidated in the revenue lines, Westport notes that WWI realized revenue growth of approximately 126% to $29.9 million on shipments of 2,270 engines during the quarter ended September 30, 2011.

Net loss attributed to the Company for the three months ended September 30, 2011 was $13.2 million, or $0.27 loss per share, compared to net loss of $6.2 million, or $0.16 loss per share, in the three months ended September 30, 2010. Westport's adjusted EBITDA loss for the quarter ended September 30, 2011 was $5.4 million compared to $40,000 last year. As noted above, $2.9 million of this amount will be reimbursable under Westport's Volvo program agreement and $2.8 million related to an increase in cost of goods sold due to the step up of Emer's inventory to fair market value at the time of the acquisition.

As of September 30, 2011, Westport's cash, cash equivalents and short-term investments balance was $105.6 million compared to $162.4 million at June 30, 2011. For the three months ended September 30, 2011, cash used in operations was $21.8 million with $6.8 million used for operating purposes, and $15.0 million used for working capital. Cash used in investing activities included cash paid to acquire Emer of $6.5 million (net of cash acquired), purchase of fixed assets of $3.3 million and loan advances of $4.5 million, offset by a net proceeds from the sale of short-term investments of $2.4 million. Cash flows from financing included $33.0 million net of financing costs raised from the issuance of subordinated debenture notes and $0.4 million in shares issued for stock option exercises, offset by repayment of previous subordinated debt of $15.5 million, Emer long-term debt of $36.6 million, and Emer operating lines of credit of $3.1 million. Foreign exchange on Canadian dollar and Euro denominated cash balances resulted in a positive adjustment to cash and cash equivalents by approximately $2.8 million. Subsequent to the quarter end, Westport closed its acquisition of AFV and paid in cash $2.1 million, assumed AFV's existing debt of $1.2 million, and repaid $0.4 million shareholder loan to Göteborg Energi.

Westport Light-Duty (Westport LD) Business Highlights

Westport LD offers a range of products and services to the light-duty vehicle and industrial markets, including market development, product design and engineering, complete proprietary engine and vehicle systems and proprietary components.

Westport LD unveiled the new natural gas Westport WiNG™ Power System (WiNG™), an advanced, integrated, bi-fuel system for passenger and commercial vehicles targeting fleet customers. The initial application will be available in the popular Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers. Ford pickups with the WiNG™ systems have undergone the same rigorous OEM testing for safety and durability required for all OEM products, and they are designed to meet both EPA 2012 and CARB 2012 standards. Based on Ford's new 6.2L hardened engine platform, the pickup trucks can also run on ordinary gasoline. The WiNG™ systems will be installed at the new Westport technical facility in Plymouth Michigan.

Subsequent to September 30, 2011, Westport acquired AFV of Sweden AB, the natural gas system supplier to VCC. This acquisition creates strong synergies for Westport LD, providing a highly competitive new OEM for Europe as well as proven OEM-level validation and integration capabilities and a high performance system. AFV's strength in Sweden complements Westport LD's existing presence in Europe and Asia. AFV is expected to add approximately $1.5 million of revenue to Westport for the three months ended December 31, 2011.

Cummins Westport Inc. (CWI) Business Highlights

CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, low-emissions alternative fuel engines for applications such as trucks and buses. CWI revenues increased by 59% to $49.2 million on 1,625 units for the quarter ended September 30, 2011 from $30.9 million on 1,096 units in same period last year. CWI's net income attributable to Westport was $4.7 million compared to $2.6 million in the prior year period, an increase of 78%.

The North America refuse truck market is continuing to be one of the key contributing factors as customers have exhibited a growing preference for CWI's clean and efficient natural gas engines.

Weichai Westport Inc. (WWI) Business Highlights

Weichai Westport continues to build strong engine sales with 2,270 units shipped during the quarter, an increase of 90% over the same period last year.  In the nine months ended September 30, 2011, WWI shipped 5,695 units, up 136% over the same period last year. The development program to integrate Westport's proprietary high pressure direct injection technology into Weichai's engine platform is proceeding as planned. The new product will be ready for on-road testing in trucks early in 2012.

Westport Heavy-Duty (Westport HD) Business Highlights

Westport entered into an agreement with Shell to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas-powered vehicles by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package. Subsequently to signing of the agreement, Shell and Westport have started working actively together to launch the program and are levering their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport.

During the quarter ended September 30, 2011, Westport shipped 85 Westport HD Systems to Kenworth and Peterbilt for LNG trucks production for customers such as Robert Transport, Vedder Transport, Heckmann Corporation, UPS, and CR England.

Non-GAAP Financial Measure

Westport considers and uses Adjusted EBITDA as a supplemental measure of its operating performance. Westport defines Adjusted EBITDA as a net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), (f) income (loss) from unconsolidated joint ventures and (g) gains. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Net loss attributed to the Company	$(13,162)	$(6,217)	$(45,688)	$(26,001)
Provision for income taxes	5,020	3,421	11,060	8,619
Depreciation and amortization	2,683	770	4,579	1,736
Interest expense, net	475	833	2,312	2,054
Amortization of stock-based compensation	1,993	1,425	5,631	3,866
Unrealized foreign exchange loss (gain)	(2,011)	183	1,329	483

EBITDA	(5,002)	415	(20,777)	(9,243)
Less: Gains and other	76	-	141	(2,739)
Less: (Income) from unconsolidated joint ventures	(436)	(455)	(1,254)	77

Adjusted EBITDA	$(5,362)	$(40)	$(21,890)	$(11,905)
Outlook

This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast on November 1, 2011 at 2:00 pm Pacific Time. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until November 8, 2011. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding consolidated revenue expectations, expected revenue growth, the demand for our products, timing of new products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, financial condition and effect of acquisitions. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:
Inquiries:

Darren Seed

Vice President, Investor Relations & Communications

Westport Innovations Inc.

Phone: 604-718-2046

Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 01-NOV-11